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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            TEJAS POWER CORPORATION
                               (Name of Issuer)

                    CLASS 'A' Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                   879079101
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




























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                                 SCHEDULE 13G

CUSIP No.      879079101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FOREIGN & COLONIAL MANAGEMENT LIMITED


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                           (b)[X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM

                         5  SOLE VOTING POWER


     NUMBER OF           6  SHARED VOTING POWER
     SHARES
     BENEFICIALLY                  921,000
     OWNED BY
     EACH                7  SOLE DISPOSITIVE POWER
     REPORTING
     PERSON              8  SHARED DISPOSITIVE POWER
     WITH
                                 921,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          921,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.9%

12   TYPE OF REPORTING PERSON*

          IA, CO

                               *SEE INSTRUCTION













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                                 SCHEDULE 13G

CUSIP No.      879079101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HYPO FOREIGN & COLONIAL MANAGEMENT (HOLDINGS) LIMITED


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                           (b)[X]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM

                         5  SOLE VOTING POWER


     NUMBER OF           6  SHARED VOTING POWER
     SHARES
     BENEFICIALLY                  921,000
     OWNED BY
     EACH                7  SOLE DISPOSITIVE POWER
     REPORTING
     PERSON              8  SHARED DISPOSITIVE POWER
     WITH
                                 921,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          921,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.9%

12   TYPE OF REPORTING PERSON*

          HC, CO

                               *SEE INSTRUCTION














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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 Schedule 13G
                   Under the Securities Exchange Act of 1934




Fee Being Paid:  No

Item 1 (a)     Name of issuer:  Tejas Power Corporation

Item 1 (b)     Address of issuer's principal executive offices:

                    200 Westlake Park Boulevard
                    Suite 1000
                    Houston, TX  77079

Item 2 (a)     Name of person filing:

               Foreign & Colonial Management Limited ("F&C Limited") and Hypo Foreign & Colonial Management (Holdings) Limited ("F&C Holdings" and, together with F&C Limited, the "Reporting Entities")

Item 2 (b)     Address of principal business office:

                    Exchange House
                    Primrose Street
                    London EC2A 2NY, England

Item 2 (c)     Citizenship:  United Kingdom

Item 2 (d)     Title of class of securities:  Common Stock, par value $.01 per share ("Common Stock")

Item 2 (e)     Cusip No.:  879079101

Item 3 (e) Type of Person:    As of the date hereof, F&C Limited is an
                              Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940
                              ("Advisers Act").

Item 3 (g)                    F&C Holdings is a Parent Holding Company, in
                              accordance with section 240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 ("Exchange
                              Act") (Note: See Item 7).

















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Item 4 (a)     Amount beneficially owned:  921,000 shares comprised of Common
               Stock

Item 4 (b)     Percent of class:  6.9%

Item 4 (c)     (i)  sole power to vote:  none
              (ii)  shared power to vote:  921,000
             (iii)  sole power to dispose:  none
              (iv)  shared power to dispose:  921,000

Item 5    Ownership of 5 percent or less of a class:   N/A

Item 6 Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

Item 7 F&C Holdings currently owns 100% of the outstanding capital stock of F&C Limited. F&C Limited is filing pursuant to Rule 13d-1(b)(1)(i)(E) under the Exchange Act as an Investment Adviser registered under Section 203 of the Advisers Act. A Joint Filing Agreement was executed to this effect on February 3, 1995 and was filed as Exhibit I to Schedule 13G filed for Reporting Entities on February 9, 1995 which is herein incorporated by reference.

Item 8    Identification and classification of members of the group:  Not
          Applicable

Item 9    Notice of dissolution of the group:  Not Applicable

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
























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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 1996

                                   FOREIGN & COLONIAL MANAGEMENT
                                   LIMITED

                                   By:    /s/ James A. Findlay
                                   Name:  James A. Findlay
                                   Title: Director


                                   HYPO FOREIGN & COLONIAL MANAGEMENT
                                   (HOLDINGS) LIMITED

                                   By:    /s/ Rob G. Donkin
                                   Name:  Rob G. Donkin
                                   Title: Secretary